555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
August 27, 2013 James Allegretto Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Pattern Energy Group Inc.

Registration Statement on Form S-1

File No. 333-190538

Dear Mr. Allegretto:

Pursuant to our telephonic conversation on August 26, 2013 with Mr. Torno of the Division of Corporation Finance, with respect to the above-referenced registration statement on Form S-1 (as it may be amended or supplemented, “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2013, we are hereby filing as correspondence certain proposed revisions to the Registration Statement on behalf of Pattern Energy Group Inc. (the “Company”), which were sent via email correspondence to Messrs. Allegretto and Torno earlier today.

As discussed during our telephonic conversation on August 26, 2013 with Messrs. Allegretto and Torno, in connection with the Company’s filing of its next amendment to the Registration Statement (the “Amendment”), the Company proposes to revise the disclosure on pages 1 and 2 of the prospectus included in the Business Summary section of the Amendment as set forth on Exhibit A hereto. These proposed changes are in response to Comment #1 of the Staff’s letter to Mr. Michael M. Garland, the Company’s Chief Executive Officer, dated August 23, 2013, and have been provided, in addition to Canadian prospectus examples sent via email correspondence, to the Staff to facilitate a discussion of the Company’s proposed response in advance of filing the Amendment.

The Company would appreciate any opportunity to discuss the proposed edits set forth on Exhibit A and will make itself available to do so at the Staff’s earliest convenience.

August 27, 2013

Please do not hesitate to contact me at (202) 637-2117 or my colleagues, Kirk A. Davenport II, at (212) 906-1284, or Patrick H. Shannon, at (202) 637-1028, with any questions or further comments you may have regarding this correspondence or to set a time to discuss the Company’s proposed changes to the Amendment.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner of LATHAM & WATKINS LLP

Enclosures

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

EXHIBIT A

BUSINESS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. You should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our and our predecessor’s financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless the context provides otherwise, references herein to (i) “we,” “our,” “us,” “our company” and “Pattern” refer to Pattern Energy Group Inc., a Delaware corporation, together with its consolidated subsidiaries after giving effect to the Contribution Transactions and (ii) “PEG LP” refers to Pattern Energy Group LP and its subsidiaries. On or immediately prior to the completion of this offering, PEG LP will contribute to Pattern Energy Group Inc. all or a portion of its ownership interests in the entities that, directly or indirectly, own or lease and operate certain wind power projects, which we refer to as the “Contribution Transactions.” See “Structure and Formation of Our Company—The Contribution Transactions” and “Certain Relationships and Related Party Transactions.” The information contained in this prospectus assumes (A) the Contribution Transactions have been consummated, (B) the underwriters have not exercised their overallotment option and (C) an initial public offering price of $         per Class A share, which is the midpoint of the range set forth on the cover page of this prospectus. For an explanation of certain terms used in this prospectus see “Meaning of Certain References.” For recent and historical exchange rates between Canadian dollars and U.S. dollars, see “Currency and Exchange Rate Information.”

Our Business

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two construction projects. We expect our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements, which have a weighted average remaining contract life of approximately 19 years.

Upon completion of this offering, we will have two classes of authorized common stock outstanding, Class A shares and Class B shares. The rights of the holders of our Class A and Class B shares will be identical other than in respect of dividends and the conversion rights of our Class B shares. Upon the later of December 31, 2014 and the date on which our South Kent project has achieved commercial operations, which we refer to as the “Conversion Event,” all of our outstanding Class B shares will automatically convert, on a one-for-one basis, into Class A shares. Our Class B shares, all of which will be held by PEG LP and members of management, will have no rights to dividends. We are using a dual-class share structure to mitigate our Class A shareholders’ risk with respect to construction of our South Kent project. See “Description of Capital Stock.”

Based on the related assumptions included in “Cash Dividend Policy—Forecasted Cash Available for Distribution” and “—Forecast Limitations, Assumptions and Other Considerations,” we forecast that we will generate cash available for distribution and Adjusted EBITDA of $55.4 million and $217.7 million, respectively, for the year ending December 31, 2014. ~~Additionally, to illustrate the financialfinancial effect impactof a fully operational project portfolio, our forecast also indicates that if our construction projects (South Kent and El Arrayán) generated revenue and cash flow throughout the year ending December 31, 2014, as opposed to only during a portion of the year (as we currently expect), our forecasted cash available for distribution would increase from $55.456.6 million to $80.281.7 million and our forecasted Adjusted EBITDA would increase from $217.7 million to $238.2 million. We refer to thisthese illustrative forecasted amounts as our “run-rate cash available for distribution” and our “run-rate Adjusted EBITDA,” respectively. The~~The timing of commercial operations at our construction project as well as the other assumptions and estimates underlying ~~these~~our forecast~~s~~ are inherently uncertain and our future operating results are subject to a wide variety of risks and uncertainties, any one of which could cause our actual results to differ materially from those forecasted. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, in its entirety and are cautioned not to place undue reliance on our forecast.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $         per Class A share, or $         per Class A share on an annualized basis. We have established our initial quarterly dividend level based on a target payout ratio of approximately 80% after considering our 2014 forecast together with the impact of the Class A shares to be issued upon the Conversion Event and the additional cash available for distribution that we estimate our construction projects, South Kent and El Arrayán, will generate. We estimate that if our construction projects generated revenue and cash flow throughout the year ending December 31, 2014, as opposed to only during a portion of the year (as we currently expect), our cash available for distribution would increase by $24.8 million and our Adjusted EBITDA would increase by $20.5 million. For a further discussion of our initial dividend level, see “Cash Dividend Policy.” ~~We have established our initial quarterly dividend level after considering our run-rate cash available for distribution and a targeted dividend payout ratio with respect thereto of approximately 80%.~~

The table below summarizes our projected cash available for distribution per Class A share for the year ending December 31, 2014 based on our 2014 ~~and run-rate~~forecast, as well as other related information:

(in millions, except project and per share data)	Forecast for Year Ending December 31, 2014			~~Run-rate~~
	(unaudited)
Assumed operational projects throughout period indicated		6			~~8~~
Cash available for distribution(1)		$55.4		~~$~~	~~80.2~~
Class A shares						~~(2)~~

Cash available for distribution per Class A Share	$			~~$~~		~~(2)~~

Annual dividend per Class A share, based on initial dividend level	$			~~$~~
Payout ratio(2~~1~~)			%			~~%(2)~~

Adjusted EBITDA(1)		$217.7		~~$~~	~~238.2~~

(1)	For a reconciliation of these forecasted non-U.S. GAAP metrics to their closest U.S. GAAP measure, see “Cash Dividend Policy—Forecasted Cash Available for Distribution” elsewhere in this prospectus.
~~(2)~~	~~Assumes the Conversion Event has occurred.~~
(~~3~~2)	Reflects forecasted annual dividend per Class A share as a percentage of forecasted cash available for distribution per Class A share.

PEG LP has granted us preferential rights to acquire projects that it owns and chooses to sell. As a result we will have preferential purchase rights in respect of various projects owned by PEG LP, including, among others, 746 MW of PEG LP-owned capacity, or the “Initial ROFO Projects,” which are predominantly operational or construction ready. See the table under “—Our Relationship with PEG LP” for more information about the Initial ROFO Projects. Based on our ~~run-rate~~anticipated cash available for distribution and our initial quarterly dividend level, we believe that we will generate excess cash flow that we can use, together with our initial cash on hand and the proceeds of any potential future debt or equity issuances, to invest in accretive project acquisition opportunities, including the Initial ROFO Projects. Considering our preferential rights to acquire the Initial ROFO Projects, we have established a three-year targeted annual growth rate in our cash available for distribution per Class A share of 8% to 10%.